SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Tele Norte Celular Participações S.A.
CNPJ (CORPORATE TAXPAYERS’ REGISTRY NUMBER): 02.558.154/0001 -29
NIRE: 53300005761

Open Capital Company
MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 27, 2007

Date, Time and Place:
On April 27, 2007, 1100 AM, in the registered office of Tele Norte Celular Participações S/A (“Tele Norte” or “Company”), in the city of Brasília, Distrito Federal, SCN, Section Q04, Block B, 100, Centro Empresarial Varig, West Tower, room 702 A.

Call:
Called shareholders of Tele Norte Participações, upon Call Invitation published in the editions of March 28, 29 and 30, 2007 of Distrito Federal Official Gazette, and the editions of March 27, 28 and 29, 2007 of the newspaper “Valor Econômico”, in the terms of article 124 of Law 6.404/76.

Attendance:
Shareholders representing majority of voting capital of Tele Norte Participações, in compliance with signatures provided in the Attendance List of Shareholders. Also participating Oscar Thompson, CEO, Financial and Investors Affairs Officer of the Company, José Arthur Escodro, member of Tele Norte Participações' Audit Committee, and, also, Izabella Azevedo Ceroy and Thiago Semião Roldão, representatives of independent auditors of the Company, Deloitte Touche Tohmatsu.

Meeting:
Verified the quorum required to open the Annual General Meeting (AGO), in the terms of article 125 of Law 6.404/76, Mr. Oscar Thompson, CEO, Financial and Investors Affairs Officer of the Company started the works, with Mr. Kevin Michael Altit, soon after, assuming as Chairman of the Meeting, inviting Mr. Adriano Salviato Salvi to be the meeting’ Secretary.

Agenda:
Annual General Meeting (AGO):

1.	Receive the Accounts from Directors, read, discuss and vote the Financial Statements for the fiscal year ended on December 31, 2006;
2.	Deliberate about how to apply the income of the fiscal year 2006 and Distribution of Dividends;
3.	Elect the members for the Audit Committee and respective alternates, establishing the individual compensation of the members; and
4.	Elect the Members of the Board of Directors.

Extraordinary General Meeting (AGE):

1.	Set the global compensation for the managers of the Company for 2007;

2.	Change the registered office of the Company for Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG;
3.	Change article 3 of Company Bylaws to reflect the deliberations provided above in item 2.

Deliberations:
After waiving reading the Agenda, the unanimity of shareholders attending the meeting have deliberate that the Minutes related to this Meeting would be drawn as Summary, in compliance with article 130, paragraph 1, law 6.404/76, providing the right to present manifestations and secessions that, after received by the Meeting, will be filed in the Company Headquarters.

Before starting the works, the Chairman consigned the reception of the (a) copy of the Minutes of Previous Meetings of the Newtel Participações S/A’ Shareholders Agreement Signatories, held on April 24, 2007, 0900 am and 1200 noon (respectively, Exhibits 01 and 02), and copy of the Minutes of Extraordinary General Meeting of Telpart Participações S/A, accomplished on April 25, 2007, 1100 am (Exhibit 03), where are provided the vote instructions to be followed in this meeting by the representatives of the signatories of referred agreement and by the shareholder Telpart Participações S/A.

After, the Chairman started discussing to deliberate item 1 of the AGO Agenda, being unanimously approved with abstention of those legally forbidden and shareholders Pólo Norte Fundo de Investimento Multi Mercado, JGP Edge Fundo de Investimento Multi Mercado, Ventura Capital LLC, Pólo FIA, Vinson Fund LLC, Parcom Participações S/A, OPP I Fundo de Investimento em Ações and Opportunity Special Fundo de Investimento em Ações, the accounts of the directors and the financial statements for the fiscal year ended on December 31, 2006, and the shareholders attending, which duly manifested their votes, except for Emerging Markets Growth Fund Inc, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Master Fund, e Capital Guardian Emerging Markets Restricted Equity Fund for Tax Exempt Trusts, consigned, however, the exception of the management acts by the former administrators of the Company, dismissed on March 20, 2006, once such acts are being reviewed through an audit process still ongoing.

Then the item 2 of the AGO Agenda was discussed, being approved, by the unanimity of votes cast, with abstention of shareholders Pólo Norte Fundo de Investimento Multi Mercado, JGP Edge Fundo de Investimento Multi Mercado, Ventura Capital LLC, Pólo FIA, Vinson Fund LLC, Parcom Participações S/A, OPP I FIA, and Opportunity Special FIA, the proposal of the Company’ Board of Directors concerning how to apply the results of the fiscal year 2006 (Exhibit 04).

Concerning item 3 of the AGO Agenda, were elected, by shareholder Telpart Participações S/A, the members indicated below to compose the Audit Committee of the company, with mandate until the next annual general meeting to be held on 2008:

Mr. José Arthur Escodro, Brazilian, married, accountant, identity number CRC/SP 1SP095428/0-2, CPF/MF 712.687.408 -10, living and domiciled in the city of São Paulo, state of São Paulo, in Rua Pedro Toledo, 980, 12 floor, set 123, as member;

Mr. Hiram Bandeira Pagano Filho, Brazilian, single, attorney, identity card OAB/RJ 121.648, CPF/MF 085.074.717 -14, with office in the city of Rio de Janeiro, state of Rio de Janeiro, in Av. Presidente Wilson, 231, rooms 403 and 404, as respective alternate;

Mr. Ricardo Agostini, Brazilian, married, electronic engineer, identity card SSP/SP 18997391, CPF/MF 249.708.338 -00, resident and domiciled in the city of São Paulo, state of São Paulo, in Rua Professor Hilário Veiga de Carvalho, 100, suite 62, as member;

Mr. Fábio Azevedo Marques Flores, Brazilian, single, engineer, identity card RG 28258440-7 SSP/SP, CPF/MF 298.541.528 -47, as respective alternate;

Mr. Marcos of Araújo, Brazilian, married, economist, identity card SSP/DF 981836 CPF/MF 381.665.501 -72, resident and domiciled in Brasília, Distrito Federal, Q QI 25 lot 10 suite 611, Guará II, as member; and

Mr. Edmilson Gama da Silva, Brazilian, married, attorney, identity card OAB/RJ 14388, CPF/MF 047636498-17, living and domiciled in the city of Brasília, Distrito Federal, CSHIS, QI, 25, section 6, house 4, as respective alternate.

In separated voting, from which shareholder Telpart Participações S/A exempted from any manifestation or action of any nature, the shareholders holding preferred shares issued by the company, with abstention of shareholder Opportunity Special FIA, elected the following members of Tele Norte Participations' Audit Committee:

Mr. Alexsandro de Souza Popovic, Brazilian, single, attorney, identity card OAB/SP 238268, CPF/MF 148240858-96, with office in the city of São Paulo, state of São Paulo, Rua Paraná 50, Jardim América, Taboão da Serra, as member, without indication of alternate.

Also in separated voting of the company ordinary shareholders, holding more than 10% of the voting capital, from which shareholder Telpart Participações S/A exempted from any manifestation or action of any nature, was elected, by majority, with abstention of shareholders Parcom Participações S/A, OPP I FIA and Opportunity Special FIA, the following member of Tele Norte Participations' Audit Committee:

Mr. Reginaldo Ferreira Alexandre, Brazilian, married, economist, identity card 87811281 SSP/SP, CPF/MF 003.662.408 -3, resident and domiciled in Rua Leonardo Mota 66, suite 122, São Paulo, SP, as member, without indication of alternate.

The individual compensation of the Audit Committee members of Tele Norte Participações was established, by unanimity, with the value of R$ 2.100,00 monthly, observing the minimum value established in paragraph 3, article 162, Law 6.404/76.

Then the item 4 of the AGO Agenda was discussed, about the election of members of Tele Norte Board of Directors, being approved, by the unanimity of votes cast, with abstention of shareholders Pólo Norte Fundo de Investimento Multi Mercado, JGP Edge Fundo de Investimento Multi Mercado, Ventura Capital LLC, Pólo FIA, Vinson Fundi LLC, Parcom Participações S/A, OPP I FIA, and Opportunity Special FIA, the election of the following members to compose Tele Norte Board of Directors:

Mr. Sérgio Spinelli Silva Jr., Brazilian, married, attorney, OAB/SP 111237, CPF/MF 111.888.088 -9, resident and domiciled in the city of São Paulo, state of SP, with address in Alameda Joaquim Eugênio de Lima 447, as member;

Mr. Sérgio Ros Brasil Pinto, Brazilian, single, attorney, OAB/RJ 90781, CPF/MF 010.833.047 -80, with office in the city of Rio de Janeiro, state of Rio de Janeiro, in Av Rio Branco 138, 6 floor, as respective alternate;

Mr. Alberto Ribeiro Güth, Brazilian, divorced, engineer, identity card 4047152, IFP/RJ, CPF/MF 759.014.807 -59, with office in the city of Rio de Janeiro, state of Rio de Janeiro, in Rua Lauro Muller 116, room 4102 (part), as member;

Mr. Renato Carvalho do Nascimento, Brazilian, married, engineer, identity card RG 4013603, SSP/MG, CPF/MF 633.578.366 -53, with office in the city of São Paulo, state of São Paulo, in Av Brig Faria Lima 2055, 15 floor, as respective alternate;

Mr. Kevin Michael Altit, Brazilian, married, attorney, OAB/RJ 62437, CPF/MF 842.326.847 -00, living and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, Av. Presidente Wilson 231, suites 403 and 404, as member;

Mrs. Mariana Sarmento Meneghetti, Brazilian, divorced, attorney, OAB/RJ 111864, CPF/MF 069.991.807 -33, with office in the city of Rio de Janeiro, state of Rio de Janeiro, Rua Lauro Muller 116, suites 4102 (part), as respective alternate;

Mr. Elemér André Suranyi, Brazilian, married, economist, identity number 11624844 SSP/SP, CPF/MF 114.870.148 -64, living and domiciled in the city of São Paulo, state of São Paulo, Av. Joaquim Eugenio de Lima 447, as member;

Mr. Daniel Calhman de Miranda, Brazilian, married, attorney, OAB/RJ 135355, CPF/MF 666.410.981 -68, with office in the city of São Paulo, state of São Paulo, Av. Joaquim Eugenio de Lima 447, as respective alternate;

Mr. José Luiz Rodrigues, Brazilian, married, business administrator, identity number 5248187 SSP/SP, CPF/MF 524.231.588 -15, living and domiciled in the city of Brasilia, Distrito Federal, SHIS QL14 set 9, house 2, as member;

Mr. Luiz Octávio Duarte Lopes, Brazilian, single, attorney, OAB/RJ 90220, CPF/MF 028.200.777 -65, with office in the city of Rio de Janeiro, state of Rio de Janeiro, Av. Presidente Wilson 231, suites 403 and 404, as respective alternate;

Mr. Pedro Paulo Elejalde de Campos, Brazilian, engineer, business administrator, identity number 3006244549 SSP/RS, CPF/MF 264.776.450 -68, with office in the city of São Paulo, state of São Paulo, Av. Brig Faria Lima 2055, 15 floor, as member;

Mr. Eléu Magno Baccon, Brazilian, single, business administrator, identity number RG 2841616 SSP/PR, CPF/MF 480.346.659 -91, living and domiciled in the city of Brasilia, Distrito Federal, as respective alternate;

Mr. Sérgio Francisco da Silva, Brazilian, married, insurance agent, identity number 15326768 SSP/SP, CPF/MF 037.302.708 -77, living and domiciled in the Road Arlindo de Morais Costa 5500, house 13, Embú, state of São Paulo, as member;

Mr. Roberto Yoshio Miura, Brazilian, single, civil engineer, identity number 7662440 SSP/SP, CPF/MF 029.906.338 -04, as respective alternate;

Mr. Jacques de Oliveira Pena, Brazilian, married, cashier, identity number CTPS 28606-449, CPF/MF 314.527.876 -80, living and domiciled in SHIN, QL03 set 5, house 17, Brasilia, Distrito Federal, as member;

Mr. Bruno Seidler, Brazilian, married, retired, identity number 2004561276 SSP/RS, CPF/MF 029.618.490 -04, living and domiciled in SHIN 16, set 02, house 16, Brasilia, Distrito Federal, as respective alternate;

Mr. Jorge da Cunha Fernandes, Brazilian, married, economist, identity number 7637 SSP/DF, CPF/MF 021.056.087 -87, living and domiciled in SHIS section 7, set 16, house 21, Brasilia, Distrito Federal, as member;

Mr. João Antonio de Maia Filho, Brazilian, married, retired, identity number 188 CRA/PA, CPF/MF 004.982.032 -04, living and domiciled in Rua 09, 111, Building Viena, suite 101, Goiania, Goiás, as respective alternate;

Mrs. Susana Hanna Stiphan Jabra, Brazilian, divorced, economist, identity number 7366839-4 SSP/SP, CPF/MF 037.148.408 -18, with office in the city of Rio de Janeiro, state of Rio de Janeiro, Rua do Ouvidor 98, 8 floor, as member; and

Mrs. Sonia Nunes Pires Fagundes, Brazilian, married, engineer, identity number 04303035-2 IFP/RJ, CPF/MF 836.952.067 -72, with office in the city of Rio de Janeiro, state of Rio de Janeiro, Rua do Ouvidor 98, 8 floor, as respective alternate.

In separated voting, in compliance with item 2, paragraph 4, law 6.404/76, with wording provided by law 10.303/01, from which shareholder Telpart Participações S/A exempted from any manifestation or action of any nature, the shareholders holding preferred shares issued by the company elected, unanimously, with abstention of shareholders Parcom Participações S/A, OPP I FIA, and Opportunity Special FIA, the following members of Tele Norte’ Board of Directors, with 03 years mandate:

Mr. Paulo Conte Vasconcellos, Brazilian, business administrator, identity number RG 7016900156, CPF/MF 387.452.910 -04, with commercial office in Rua Américo Brasiliense 1765, set 103, Chácara Santo Antonio, the city of São Paulo, state of São Paulo, as member;

Mr. Luiz Alberto de Castro Falleiros, Brazilian, married, economist, identity number 6855739, CPF/MF 024.351.768 -80, living and domiciled in Rua José Oliveira Lamberti, Sorocaba, state of São Paulo, as respective alternate.

Concerning the election of members to exercise the roles as chairman and vice-chairman of the company' board of directors, was approved, by unanimity of votes cast, with abstention of shareholders Pólo Norte Fundo de Investimento Multi Mercado, JGP Edge Fundo de Investimento Multi Mercado, Ventura Capital LLC, Pólo FIA, Vinson Fundi LLC, Parcom Participações S/A, OPP I Fundo de Investimento em Ações and Opportunity Special Fundo de Investimento em Ações, the election of Sérgio Spinelli Silva Jr and Alberto Ribeiro Güth, respectively, as chairman and vice chairman of the board of directors of Tele Norte.

The shareholders declared that the members of the board of directors of the company elected now have not incurred in any crime provided by law or were condemned in administrative or judicial procedures that may prevent them to take office in their roles and to exercise the respective mandates, as well as they have informed to be capable to provide the statements provided in Ordinance CVM 367.

The resume of the directors elected are filed in the Company headquarters.

After closing the Agenda of the Annual General Meeting, and due the absence of the quorum required to open the Extraordinary General Meeting (AGE), the Chairman did not opened the AGE. Then, the chairman opened the floor to those shareholders attending the Meeting and, without manifestation, the session was closed and this Minutes were prepared and, read and considered appropriate, was signed by the shareholders attending the Meeting, by the chairman and by the secretary. The publication of the Minutes of the Meeting without the signatures of shareholders was authorized, in compliance with article 130, paragraph 2, Law 6.404/76.

Brasília, April 27, 2007
[signature], Kevin Michael Altit, Chairman
[signature], Adriano Salviato Salvi, Secretary

Signatures of shareholders attending the meeting:
TELPART PARTICIPAÇÕES S/A
EMERGING MARKETS GROWTH FUND INC

CAPITAL INTERNATIONAL EMERGING MARKETS FUND
CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS
CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND
CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS
PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT
PARCOM PARTICIPAÇÕES S/A
OPP I FIA
OPPORTUNITY SPECIAL FIA
POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO
JGP HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO
VENTURA CAPITAL LLC
POLO FIA
VINSON FUND LLC
FUNDO BRADESCO TEMPLETON V.L. FIA
FRANKING TEMPLETON IBX FIA
MAURO GENTILE RODRIGUES CUNHA
ALEXSANDRO DE SOUZA POPOVIC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.